REVISED

[redacted]

SECURIT 02021190 IISSION

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SEC FILE NUMBER
8-52926

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NFI Network.com, LLC

RECD S.E.C. APR 26 2002 513

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
400 McKnight Park Drive
(No. and Street)

Pittsburgh, (City) PA (State) 15237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. F. Amsberry 214-360-9822
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

RECD S.E.C. APR 26 2002 513

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
J. R. Foster & Associates
(Name — *if individual, state last, first, middle name*)

400 McKnight Park Drive (Address) Pittsburgh, (City) PA (State) 15237 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 23 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

J. R. FOSTER & ASSOCIATES
Certified Public Accountant
Member AICPA & PICPA

Independent Auditor's Report

To the Member
NFI Network.com, LLC

We have audited the accompanying statement of financial condition of **NFI Network.com, LLC** as of December 31, 2001, and the related statements of income (loss), changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financials statements referred to above present fairly, in all material respects, the financial position of NFI Network.com, LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

J. R. Foster & Associates
J. R. Foster & Associates
Pittsburgh, Pennsylvania

February 22, 2002

April 26, 2002 with respect to Supplemental Schedule
Computation of Net Capital Under Rule 15c3-1 of the
Security and Exchange Commission

400 McKnight Park Drive II
Pittsburgh, PA 15237-6502
Tel: (412) 369-8303
Fax: (412) 369-0581

NFI Network.com, LLC
Statement of Financial Condition
As of December 31, 2001

	Dec 31, '01
ASSETS	
Current Assets	
Checking/Savings	
Parkvale Bank	9,369.32
Total Checking/Savings	9,369.32
Other Current Assets	
Prepaid Rent	2,000.00
Total Other Current Assets	2,000.00
Total Current Assets	11,369.32
TOTAL ASSETS	11,369.32
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	825.00
Total Accounts Payable	825.00
Total Current Liabilities	825.00
Total Liabilities	825.00
Equity	
Member's Equity	23,315.79
Net Income	-12,771.47
Total Equity	10,544.32
TOTAL LIABILITIES & EQUITY	11,369.32

See accompanying notes to financial statements

NFI Network.com, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2001

		Jan - Dec '01
Ordinary Income/Expense		
Income		
Other Revenue		104.00
Other Securities Commissions		40.28
Total Income		144.28
Expense		
Regulatory Fees and Expenses		1,358.00
Other Expenses		
Accounting Fees	3,550.00	
Bank Service Charges	72.00	
Exam Fees	70.50	
Office Supplies	210.15	
Professional Fees	4,962.50	
Rent	2,000.00	
Travel & Ent	692.60	
Total Other Expenses		11,557.75
Total Expense		12,915.75
Net Ordinary Income		-12,771.47
Net Income		-12,771.47

See accompany notes to financial statements

NFI Network.com, LLC
Statement of Cash Flows
For the Year Ended December 31, 2001

	Jan – Dec '01
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (loss)	-12,771.47
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	-2,000.00
Increase in accounts payable	825.00
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	-13,946.47
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital invested by member	19,350.00
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	19,350.00
Net cash increase for the period	5,403.53
Cash at the beginning of the period	3,965.79
Cash at the end of the period	9,369.32

See accompanying notes to financial statements

NFI Network.com, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2001

	Jan – Dec, '01
Balance, beginning of period	3,965.79
Net income (loss)	-12,771.47
Additions (includes non-conforming capital)	19,350.00
Balance, end of period	10,544.32

See accompanying notes to financial statements

NFI Network.com, LLC
Statement of Changes in Liabilities
Subordinated to claims of General Creditors
For the Year Ended December 31, 2001

	Jan – Dec, '01
Balance, beginning of period	None
Increases	None
Decreases	None
Balance, end of period	None

See accompanying notes to financial statements

NFI Network.com, LLC
Notes to Financial Statements
For the Year Ended December 31, 2001

ORGANIZATION AND NATURE OF BUSINESS

NFI Network.com, LLC (the Company) is organized and licensed as an Introducing Broker/Dealer and is exempt from Rule 15c3-3 under section (k)(l), in that its business is limited to the sale of mutual funds and variable annuities only. The Company does not carry any customer accounts. The Company's net capital requirement under Rule 15c3-1 is $5,000.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from estimates.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements. The Company, as a limited liability corporation, has elected to be taxed as a corporation. The Company has generated tax loss carry-forwards through December 31, 2001 in the amount of $14,805 for federal and state tax purposes, These tax loss carry forwards expire for federal and state tax purposes in 2020 and 2010, respectively.

RELATED PARTY

The Company is related to another entity (which is a parent to the Company). Transactions between the Company and the parent consist of rental payments under a lease for office space with the Company as lessee. The lease contains a sixty-day cancellation clause which can be elected by the Company. All rentals are settled in the ordinary course of business. The Company paid $2000 in rents for the year ended December 31, 2001, and has pre-paid rent of $2000 attributable to the year ending December 31, 2002

****

NFI Network.com, LLC
Supplemental Schedules
For the Year Ended December 31, 2001

INDEX

NFI Network.com, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Total ownership from Statement of Financial Condition	10,544
Deduct ownership equity not allowable for Net Capital	0
Total ownership equity qualified for Net Capital	10,544
Deductions and/or charges:	
Total non-allowable assets from Statement of Financial Condition	2,000
Net Capital before haircuts on securities positions	8,544
Haircuts on securities	0
Net Capital	8,544

No material differences exist between the above information and the unaudited information contained in the Focus Report - Part IIA Quarterly 17a-5(a) submitted by NFI Network.com, LLC for the period beginning 10/01/01 and ending 12/31/01.

NFI Network.com, LLC
Exemptive Provisions
For the Year Ended December 31, 2001

The company claims an exemption from Rule 15c3-3 under section (k) (l) – Limited business (mutual funds and/or variable annuities only)

NFI Network.com, LLC

Oath or Affirmation

I, David E. Martin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of NFI Network.com, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

David E. Martin
Signature
Chief Compliance Officer
Title

Subscribed and sworn
to before me
this 1ST day of MAY 2002
Paulette Thomas

Notary Public

Notarial Seal
Paulette Thomas, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Jan. 19, 2004
Member, Pennsylvania Association of Notaries

This report contains (those items indicated by an X)

X	(a)	Facing page.
X	(b)	Statement of financial condition.
X	(c)	Statement of income (loss).
X	(d)	Statement of cash flows.
X	(e)	Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
X	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
X	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
**	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
**	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
**	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
**	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
X	**	Statement of Exemptive provisions
X	(l)	An oath or affirmation.
	(m)	A copy of the SIPC supplemental report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent auditor's report on internal accounting control.
	(p)	Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

Independent Public Accountant's Report On Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To the Member
NFI Network.com, LLC

In planning and performing our audit of **NFI Network.com, LLC** financial statements and supplemental schedules of **NFI Network.com, LLC**, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. R. Foster and Associates
Pittsburgh, Pennsylvania
February 22, 2002